WESTERN ACQUISITION VENTURES CORP.
42 Broadway, 12th Floor
New York, New York 10004

November 8, 2023

VIA: EDGAR

Morgan Youngwood, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Charli Gibbs-Tabler, Staff Attorney

Jeff Kauten, Staff Attorney

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Acquisition Ventures Corp. Registration Statement on Form S-4 Filed February 13, 2023

File No. 333-269724

Ladies and Gentlemen:

On behalf of Western Acquisition Ventures Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated March 14, 2023, related to the above-referenced Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the Staff’s letter, the Company has revised the Form S-4, and the Company is filing via EDGAR an amendment to the Form S-4 (the “Form S-4 Amendment”) together with this response letter.

The Company has reproduced below in bold italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 44

1.	Please revise your disclosures in this section to clarify the number of shares that have been or will be redeemed and payments to redeeming stockholders assuming No Redemptions (Scenario 1) and assuming Maximum Redemptions (Scenario 2). In this respect, we note from your Transaction Accounting Adjustments that Scenario 1 reflects the redemption of 10,729,779 shares ($109,436,587) of WAV Common Stock and, Scenario 2 assumes the same facts, but also reflects the assumption that the maximum number of 470,221 shares of WAV Common Stock are redeemed for cash by WAV stockholders. In addition, revise your disclosures in this section to indicate that there was approximately $7.9 million in the Trust Account as of as of February 4, 2023. Further, consider revising the pro forma information to add a separate column to reflect the 2023 redemption of $109 million since that amount is no longer a part of the business combination decision. Alternatively, a footnote can be added to present this redemption in a condensed pro forma balance sheet format and the pro forma information presentation can start with pro forma GSD post redemption.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Response:

A subsequent event redemptions column has been added to adjust the WAVS financial statements for the known redemptions subsequent to June 30, 2023. A footnote has been added to address this as adjusted presentation.

The number of shares of WAVS common stock that remain in trust is 5,410. Those shares have been removed as part of the pro forma, as the assumption is that they will all be redeemed. Further the Scenario 2 assumptions have also been removed. All assumptions are now in one scenario.

2.	Please revise to include the appropriate numerical references to your footnotes. As example, your disclosures should clarify whether “The Sellers(3)” in your table is referencing your footnote that states “Includes 1,419,870 warrants, 679,026 stock options, and 1,376,322 preferred stock.”

Response:

The numerical references have been corrected.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance

Sheet, page 52

3.	Please provide the appropriate numerical references to your footnotes. We may have additional comments once you update your disclosures.

Response:

The numerical references have been corrected.

4.	Your disclosures state “Scenario 2 assumes the same facts as described in Items A through F above, but also reflects the assumption that the maximum number of 70,221 shares of WAV Common Stock are redeemed for cash by WAV stockholders and the 300,000 shares subject to the Forward Purchase Agreement of WAV Common Stock remain outstanding.” Please revise your disclosures, if true, to indicate that Scenario 2 reflects the assumption that the maximum number of 470,221 shares of WAV Common Stock are redeemed for cash by WAV stockholders.

Response:

Only one scenario, including full redemptions, is now presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

5.	Your adjustment states “Reflects the settlement of approximately $3,000,000 of WAV’s (or Cycurion’s) transaction costs through the issuance of 281,175 shares of common stock and cash payments of $711,062, related to the Business Combination.” Please revise your disclosures to clarify the nature of your transaction costs. Explain whether the amended fee arrangement with A.G.P whereby it will be paid 250,000 shares of common stock is included in this adjustment.

Response:

The disclosure has been updated to show (i) the issuance of the 250,000 shares of common stock to A.G.P. as a reduction of equity as it is a cost of the offering and (ii) the issuance of 78,803 shares of common stock to BakerHostetler for settlement of accrued legal fees of $788,030.

6.	We note your adjustments to reflect the bridge financing debt converted to 1,636,533 shares of preferred stock, resulting from the Business Combination; the preferred stock exchangeable for the equivalent of 1,376,322 shares of common stock and; the proceeds from the Merger Financing (PIPE), including equity financing of 892,570 shares of WAV Preferred Stock. Please describe the rights, preferences, and privileges of your newly issued Preferred Stock. Provide us with an analysis and explain how you determined that the preferred stock should be classified with permanent equity in your unaudited pro forma condensed combined balance sheet.

Response:

The rights, privileges, preferences, and restrictions of each of the series of Preferred Stock to be issued at the closing of the transaction (i.e., Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock) are noted hereinbelow and the basis for determination that each should be accounted as permanent equity is as follows:

Series A Convertible Preferred Stock

Attributes of Series A:

1.	Fixed dividend of 12% per annum – more akin to debt;

2.	Voting rights – more akin to equity;

3.	Liquidation preference – more akin to debt;

4.	Convertible at option of stockholder – more akin to equity;

5.	Participation in surplus, pari passu with common stock – more akin to equity;

6.	Reservation of shares for conversion, from authorized, but unissued and unreserved shares of common stock; and

7.	Redemption –not mandatory.

Analysis of the Attributes of Series A:

A.	Not mandatorily redeemable;

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

B.	No unconditional obligation on the issuer to settle a pre-determined monetary value in a variable number of shares;

C.	Embedded feature of conversion;

D.	Host instrument is more akin to equity;

E.	There is a conversion feature; and

F.	Feature clearly related to equity since value is derived from the underlying equity (i.e., common stock).

Conclusion as to Series A:

Series A should be classified as equity for the following reasons:

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified in the mezzanine or temporary equity section, if it meets any of the following conditions:

•	It is redeemable at a fixed or determinable price on a fixed or determinable date;

•	It is redeemable at the option of the shareholder; or

•	It is redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Equity-classified securities that contain any obligation outside the issuer’s control (whether conditional or unconditional) that may require the issuer to redeem the security must be classified as temporary equity.

The Series A Certificate of Designation does not have any provision regarding redemption of shares of that series of preferred stock.

Accordingly, Series A is not temporary equity.

Series B Convertible Preferred Stock

Attributes of Series B:

1.	No Fixed dividend – more akin to equity;

2.	Voting rights – more akin to equity;

3.	Liquidation preference – more akin to debt;

4.	Convertible at option of stockholder – more akin to equity;

5.	Participation in surplus, pari passu with common stock – more akin to equity;

6.	Reservation of shares for conversion, from authorized, but unissued and unreserved shares of common stock; and

7.	Redemption –not mandatory.

Analysis of the Attributes of Series B:

A.	Not mandatorily redeemable;

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

B.	No unconditional obligation on the issuer to settle a pre-determined monetary value in a variable number of shares;

C.	Embedded feature of conversion;

D.	Host instrument is more akin to equity;

E.	There is a conversion feature; and

F.	Feature clearly related to equity since value is derived from the underlying equity (i.e., common stock).

Conclusion as to Series B:

Series B should be classified as equity for the following reasons:

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified in the mezzanine or temporary equity section, if it meets any of the following conditions:

•	It is redeemable at a fixed or determinable price on a fixed or determinable date;

•	It is redeemable at the option of the shareholder; or

•	It is redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Equity-classified securities that contain any obligation outside the issuer’s control (whether conditional or unconditional) that may require the issuer to redeem the security must be classified as temporary equity.

The Series B Certificate of Designation does not have any provision regarding redemption of shares of that series of preferred stock.

Accordingly, Series B is not temporary equity.

Series C Convertible Preferred Stock

Attributes of Series C:

1.	Fixed dividend of 12% per annum – more akin to debt;

2.	Voting rights – more akin to equity;

3.	Liquidation preference – more akin to debt;

4.	Convertible at option of stockholder – more akin to equity;

5.	Participation in surplus, pari passu with common stock – more akin to equity;

6.	Reservation of shares for conversion, from authorized, but unissued and unreserved shares of common stock; and

7.	Redemption –not mandatory.

Analysis of the Attributes of Series C:

A.	Not mandatorily redeemable;

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

B.	No unconditional obligation on the issuer to settle a pre-determined monetary value in a variable number of shares;

C.	Embedded feature of conversion;

D.	Host instrument is more akin to equity;

E.	There is a conversion feature; and

F.	Feature clearly related to equity since value is derived from the underlying equity (i.e., common stock).

Conclusion as to Series C:

Series C should be classified as equity for the following reasons:

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified in the mezzanine or temporary equity section, if it meets any of the following conditions:

•	It is redeemable at a fixed or determinable price on a fixed or determinable date;

•	It is redeemable at the option of the shareholder; or

•	It is redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Equity-classified securities that contain any obligation outside the issuer’s control (whether conditional or unconditional) that may require the issuer to redeem the security must be classified as temporary equity.

The Series C Certificate of Designation does not have any provision regarding redemption of shares of that series of preferred stock.

Accordingly, Series C is not temporary equity.

Series D Convertible Preferred Stock

Attributes of Series D:

1.	No Fixed dividend – more akin to equity;

2.	Voting rights – more akin to equity;

3.	Liquidation preference – more akin to debt;

4.	Convertible at option of stockholder – more akin to equity;

5.	Participation in surplus, pari passu with common stock – more akin to equity;

6.	Reservation of shares for conversion, from authorized, but unissued and unreserved shares of common stock; and

7.	Redemption –not mandatory.

Analysis of the Attributes of Series D:

A.	Not mandatorily redeemable;

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

B.	No unconditional obligation on the issuer to settle a pre-determined monetary value in a variable number of shares;

C.	Embedded feature of conversion;

D.	Host instrument is more akin to equity;

E.	There is a conversion feature; and

F.	Feature clearly related to equity since value is derived from the underlying equity (i.e., common stock).

Conclusion as to Series D:

Series D should be classified as equity for the following reasons:

For SEC registrants, ASC 480-10-S99 requires preferred stock redeemable for cash or other assets to be classified in the mezzanine or temporary equity section, if it meets any of the following conditions:

•	It is redeemable at a fixed or determinable price on a fixed or determinable date;

•	It is redeemable at the option of the shareholder; or

•	It is redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Equity-classified securities that contain any obligation outside the issuer’s control (whether conditional or unconditional) that may require the issuer to redeem the security must be classified as temporary equity.

The Series D Certificate of Designation does not have any provision regarding redemption of shares of that series of preferred stock.

Accordingly, Series D is not temporary equity.

7.	We note your adjustment that reflects the elimination of the historical accumulated deficit of WAV, the accounting acquiree, into Cycurion’s additional paid-in capital upon the consummation of the Business Combination. Please revise your disclosures to also indicate that this adjustment reflects the elimination of 100% of the issued and outstanding common stock held by Cycurion’s shareholders. Alternatively, tell us your consideration of combining adjustments B and E since the debits and credits in each individual adjustment do not appear to reconcile, but appear to reconcile when combined with each other.

Response:

This comment has been addressed. The two prior footnote disclosures (B and E) have been combined into new footnote E.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Cautionary Note Regarding Forward-Looking Statements, page 67

8.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 in connection with your disclosures. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

Response:

The requested revision has been made.

Special Meeting of Western Stockholders

Abstentions and Broker Non-Votes, page 71

9.	Please revise your disclosure to address the impact of a “Withhold” vote for the Directors Proposal, as “Against” votes do not apply in the context of a plurality voting standard.

Response:

The requested revision has been made.

Proposal 1 – The Business Combination Proposal

Opinion of the Western Financial Advisor, page 79

10.	Please tell us why you reference the Petra Board when it appears that the fairness opinion is addressed to the board of Western Acquisition Ventures Corp.

Response:

The reference was a typographic error which has been corrected.

Related Agreements, page 79

11.	Please disclose the exceptions to the lock-up agreements.

Response:

The requested revision has been made.

Director Independence, page 114

12.	We note that Mr. Okunabi is not included in the list of independent directors under Nasdaq Listing Rules but later he is listed as an independent director on the Audit Committee and Nominating Committee. Please revise your disclosures for consistency.

Response:

Mr. Okunabi is an independent director under the Nasdaq Listing Rules and the disclosure has now been made consistent.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Our Business, page 123

13.	Please clarify your statement that your “growth engine is driven by organic business solutions” to provide further context.

Response:

Cycurion leverages its highly skilled workforce to access, secure, and advise its clients to improve their cyber security posture. Cycurion’s ability to identify and implement customized solutions is core to driving Cycurion’s continued growth.

Acquisition of Technology, page 126

14.	You indicate that the AI underpinning the MDP platform “learns” through a crowdsourcing process. Please describe this process with specificity and explain the risks associated with crowdsourcing and how Cycurion mitigates these risks.

Response:

Cycurion does not yet have an AI processing production version of the software. That version is in its testing and evaluation phase. Cycurion leverages multiple daily-updated blacklists of malicious and suspicious IPs to its clients as a crowdsourcing solution. To reduce the risk of using crowdsourcing, Cycurion uses only known malicious/suspicious IP lists.

Legal Proceedings, page 126

15.	Please reconcile your disclosures in this section with your disclosures on page F-55 that indicate on April 20, 2022, the Company settled litigation with the former sellers of Cloudburst for $200,000 in exchange for their tendering to the Company for cancellation (i) the $900,000 promissory notes and (ii) 186,048 shares of common stock that the Company had issued to them in connection with their selling Cloudburst to the Company in April 2019.

Response:

The disclosure on page 123 of the amended S-4 will be revised to conform with the disclosures on page F-54 in a subsequent filing.

SLG Assignment Agreement, page 126

16.	Please file the SLG Acquisition Agreement of May 2021 as an exhibit or explain why it should not be filed.

Response:

The referenced SLG Acquisition Agreement of May 2021 was superseded by the Term Sheet between Cycurion and SLG (Exhibit 10.21) and the companion Term Sheet between Cycurion and RCR Technology Corporation (exhibit 10.22).

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Executive Officer and Director Compensation of Cycurion, page 133

17.	Please update your executive compensation disclosure to include the fiscal year ended December 31, 2022.

Response:

The requested update has been made.

Summary Compensation Table, page 133

18.	Please describe the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o) of Regulation S-K.

Response:

The disclosure has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cycurion

Our Business, page 136

19.	We note from your disclosures beginning on page D-11 that various metrics were used to project revenues and cost of sales for each business segment. If these metrics are used by management to manage the business, and promote an understanding of the company’s operating performance, they should be identified as key performance indicators and discussed pursuant to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.

Response:

Cycurion does not segment its business.

Acquisition of Technology, page 138

20.	You state that you plan to integrate Sabres SaaS platforms into your existing service offerings. Please update your disclosure concerning the Sabres SaaS Asset Purchase, which closed on September 30, 2021, to indicate the status of the integration into your Managed Security Services Practice.

Response:

As of the date of filing, the product has not yet integrated with existing MSSP service offerings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Liquidity and Capital Resources, page 145

21.	Please revise your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

Account Receivables concentration analysis has been added to the disclosure.

Critical accounting policies and significant judgments and estimates, page 148

22.	Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us how you considered the qualitative factors outlines in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and

•	A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. We refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.

Response:

The disclosure has been revised.

Western Acquisition Ventures Corp.
Subsequent Events, page F-32

23.	There appear to be material subsequent events that are not disclosed in your unaudited financial statements for the nine months ended September 30, 2022. For instance, your disclosures in this section do not discuss the 10,729,779 Public Shares that were redeemed in exchange for $109,436,586 or changes to the Business Combination Marketing Agreement with A.G.P. Please advise.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Response:

All material subsequent events are now disclosed.

Cycurion, Inc.
Consolidated Balance Sheet, page F-35

24.	When the caption “Commitments and Contingent Liabilities” is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the dash might be interpreted to mean that there are neither commitments nor contingent liabilities.

Response:

This comment has been addressed.

Consolidated Financial Statements
Note 1 – Organization and Description of the Business, page F-39

25.	We note your Summary of Revenues and Direct Expenses by Business Segment beginning on page D-20. Please tell us how you considered the guidance in ASC 280-10-50.

Response:

Cycurion does not segment its business.

Note 2 – Summary of Significant Accounting Policies Revenue Recognition, page F-41

26.	You disclose that management has determined that its services represent a single performance obligation that is delivered over time. Please help us understand the nature of the services transferred in these contracts and provide us with your analysis regarding how you determined that the services in these contracts should be combined. We refer you to ASC 606-10-25-19 through 22.

Response:

Revenue recognition discussion has been addressed in the financial statements that are included in the amended S-4.

27.	Please clarify your disclosures that indicate typically, the performance obligations in the contract are the delivery of service hours. Tell us whether there are instances where performance obligations in the contract are not the delivery of service hours.

Response:

Revenue recognition discussion has been addressed in the financial statements that are included in the amended S-4.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

28.	Please clarify your disclosures on page 146 that indicate you receive payment upon reaching milestones.

Response:

Revenue recognition discussion has been addressed in the financial statements that are included in the amended S-4.

29.	Please clarify your disclosures on page 146 that state “We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred.”

Response:

Revenue recognition discussion has been addressed in the financial statements that are included in the amended S-4.

30.	Your disclosures on page D-9 state “The Managed Solutions business represents managed IT services and offers network services solutions to support its managed IT and other customers. The Company’s managed IT business is subscription-based, and the fees charged vary depending on their customer’s requirements. Network services is project-based.” Please explain how you recognize the subscription-based and project-based revenues.

Response:

Management of Cycurion has determined that its managed security provider line of business provides an offering of IT infrastructure support, such as desktop support, and in-house or cloud-based network infrastructure troubleshooting. This service is accounted for as a single performance obligation that is delivered over time, which is typically a month.

At the time that Cycurion recognizes revenue, it has either already received funds in advance from its customer or is reasonably assured that it will collect funds from its customer. Funds that are received in advance are accounted for as contract liabilities in the deferred revenue account until Cycurion fulfills its performance obligation. A majority of Cycurion’s contracts call for Cycurion to deliver services prior to collecting the related fees. Cycurion typically receives payment under these contracts within 30 to 90 days after delivery of the services.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

31.	Your disclosures on page D-9 state “The MSSP business, like Managed Solutions, is subscription based. The key difference is that the MSSP business segment relates to cybersecurity, and this is also known as a SOC-as-a-Service.” Please explain how you recognize SOC-as-a-Service revenues.

Response:

Management of Cycurion has determined that its managed security service practice is a bundle of cybersecurity software tools, and expert “24x7x365” monitoring and breach resolution services that are accounted for as a single performance obligation of Cycurion that is delivered over time (typically one month). The components of the bundle have individual commercial value; however, management believes that assigning a stand-alone value to each component would be impractical because, individually, each component could not be fully implemented or utilized unless packaged with the other components. Therefore, management concluded that the MSSP can only be sold as a bundle over time.

At the time that Cycurion recognizes revenue, it has either already received funds in advance from its customer or is reasonably assured that it will collect funds from its customer. Funds that are received in advance are accounted for as contract liabilities in the deferred revenue account until Cycurion fulfills its performance obligation. A majority of Cycurion’s contracts call for Cycurion to deliver services prior to collecting the related fees. Cycurion typically receives payment under these contracts within 30 to 90 days after delivery of the services.

Note 4 – Refundable Deposit for Acquisition, page F-44

32.	We note that as of September 30, 2022 and December 31, 2021, the balance was comprised of $561,808 in cash advances and loans to SLG, $20,000 of related due diligence costs, and $1,418,192 in accounts receivables owed to the Company by SLG. Explain the terms and conditions associated with the refundable deposit. Tell us how you assessed the collectability of the refundable deposit. Clarify your disclosures on page 123 that indicate you currently expect to close the transactions contemplated by it during the first calendar quarter of 2022.

Response:

The financial statements included in the amended S-4 address this issue. Further, pursuant to the provisions of the Term Sheet between Cycurion and SLG (Exhibit 10.21), the closing of the transactions contemplated by the Term Sheet will occur, if at all, by December 31, 2023.

Note 5 – Fixed Assets, page F-45

33.	We note that a significant portion of your services and operations rely on software that is licensed from third-party vendors. We also note that in September 2021, Cycurion purchased the assets of Sabres, including its MDP SaaS platform. Please explain the accounting guidance you are relying upon to account for the acquired software. Revise to disclose the weighted average amortization period for the software. Explain how the software amortization is being presented in your Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss). In addition, clarify your disclosures on page D-9 that indicate the Company also has a software product that is ready to be marketed.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

Response:

The software has not yet been put into service, as Cycurion initially plans to deploy it with a few proof of concept customers prior to formal launch. As such, amortization is not appropriate under these circumstances. For clarity, Cycurion’s financial statement are prepared in conformity with accounting guidance ASC360-10. Software will be amortized over a “useful life” period of three years.

34.	Please clarify your disclosures on page F-45 that state “During the years ended December 31, 2021 and 2020, the Company acquired fixed assets of $2,664,996 in cash and issuance of 1,802,444 shares of common stock and $33,295, respectively.” In this respect, your disclosures on page 138 state “As consideration for the acquired technology assets, we tendered 1,802,444 restricted shares of our Common Stock to Sabres that we valued at approximately $1,824,000.” In addition, explain how you account for any contingent obligations associated with this asset acquisition.

Response:

The disclosures have been clarified. Cycurion is contingently obligated for certain prospective earn-out payments as follows: for every incremental increase of $250,000 of gross sales generated by the acquired technology assets, Cycurion is to issue additional restricted shares of its common stock valued at $250,000 until the earlier of August 17, 2027 or the issuance of additional shares of its common stock valued at $5,000,000. The “incremental increase period” commenced on August 17, 2021 with an initial value of $0. Based on Cycurion’s post-acquisition business operations in connection with the acquired technology assets, there are no current, material contingent obligations associated with the technology asset acquisition.

Note 14 – Risks, page F-52

35.	We note the table that sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for each period presented. Please tell us whether any customer accounts for 10% or more of the Company’s accounts receivable for each period presented.

Response:

The amended S-4 now includes a table for accounts receivable in the financial statements.

While we appreciate much time has passed since the original filing and the Staff’s comment letter, the parties have been working through significant business issues and the challenging financing environment to bring this transaction to close, which, due to the impact of the federal excise tax on redemptions, must happen before December 31, 2023. Accordingly, we would appreciate whatever could be done to expediate the review process and we will do likewise to respond to any future comments the Staff may have. Further, we acknowledge that the post-combination company will require the addition of certain additional independent directors, who will be identified and disclosed in the near term.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 8, 2023

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to WAVS, JP Galda at 215-815-1534.

Very truly yours,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ Stephen Christoffersen
Stephen Christoffersen
Chief Executive Officer

cc:   JP Galda

Randolf W. Katz